UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Record Date for Annual Cash Dividends

KB Financial Group Inc., pursuant to Article 59 of its Articles of Incorporation, has designated February 27, 2026 as the record date for its annual cash dividends for fiscal year 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 5, 2026	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer